Via Facsimile and U.S. Mail
Mail Stop 6010

September 15, 2006

Mr. Donald W. Fallon
Chief Financial Officer, Senior Vice President, Finance and
Administration and Secretary
CepTor Corporation
200 International Circle, Suite 5100
Hunt Valley, MD 21030

Re: CepTor Corporation
Form 10-KSB for the Fiscal Year Ended December 31, 2005
Form 10-QSB for the Quarterly Period Ended June 30, 2006
File No. 001-32717

Dear Mr. Fallon:

        We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. In our comments, we
ask you to provide us with information so we may better understand your disclosure.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Item 7. Financial Statements, page 33

Report of Independent Registered Public Accounting Firm, page F-1

1. As your auditor has relied on the report of another auditor, please provide us the signed report of the other auditor, as it should have been included in your filing. Please refer to Rule 2-05 of Regulation S-X.

Notes to Financial Statements, page F-10

Note 6 – Merger with Medallion Crest Management, Inc. and Related …, page F-18

Adoption of Stock Plans, page F-18

2. Please clarify for us how you accounted for the restricted common stock issued under the Founders' Stock Plan and why that accounting was appropriate. In so doing, please also clarify for us, in disclosure-type format, why these shares were issued, as it is unclear how your disclosures here are consistent with your disclosure on page F-5 that the shares were issued pursuant to exercise of options granted pursuant to spinoff agreement.

Form 10-QSB for the Quarterly Period Ended June 30, 2006

Part I – Item 1. Financial Statements (Unaudited), page 1

Notes to Condensed Financial Statements, page 6

Note 9 – Equity Transactions, page 17

Insufficient Authorized but Unissued Shares of Common Stock, page 17

3. In light of these disclosures, please: (a) provide us the evaluation that you performed pursuant to paragraph 19 of EITF 00-19 demonstrating that you had sufficient authorized and unissued shares available and (b) explain why your classification of liabilities as long-term is appropriate as opposed to current in view of i) the potential default and ii) the timing of when you may have to settle your share contracts.

*   *   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Oscar Young, Senior Staff Accountant, at (202) 551-3622, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant